Novacea, Inc.

400 Oyster Point Blvd., Suite 200

South San Francisco, CA 94080

August 21, 2008

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Sebastian Gomez Abero

Re:	Novacea, Inc.

Registration Statement on Form S-3 (File No. 333-145842)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Novacea, Inc. (the “Company”) hereby applies for an order from the Securities and Exchange Commission (the “Commission”) consenting to the immediate withdrawal of the Company’s Registration Statement on Form S-3, File Number 333-145842, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on August 31, 2007.

At this time, due to current public market conditions and the Company’s business prospects, the Company has determined not to offer the securities covered by the Registration Statement. The Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via facsimile at (650) 228-1088, with a copy to the Company’s legal counsel, Mark Roeder of Latham & Watkins LLP, via facsimile at (650) 463-2600.

If you have any questions regarding this application, please contact Mark Roeder of Latham & Watkins LLP by telephone at (650) 463-3043 or by facsimile at (650) 463-2600. Thank you for your attention to this matter.

Very truly yours,

/s/ John P. Walker
John P. Walker
Chief Executive Officer